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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                          UroQuest Medical Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   917285 10 8
                           -------------------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                               Page 1 of 4 Pages

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CUSIP NO. 917285 10 8              SCHEDULE 13G        PAGE   2   OF   4   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          RICHARD C. DAVIS, M.D.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [ ]
                                                                    (B)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    1,081,786
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,081,786
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,081,786
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*


          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.08%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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ITEM 1.

         (a)     Name of Issuer:  UroQuest Medical Corporation (the "Issuer")


         (b)     Address of Principal Executive Offices:
                        265 East 100 South, Suite 220
                        Salt Lake City, Utah  84111

ITEM 2.

         (a)     Name of Person Filing:  Richard C. Davis, M.D.


         (b)     Address of Principal Business Office:
                        4820 Longwater Way
                        Tampa, Florida  33615

         (c)     Citizenship:  United States


         (d) Title of Class of Securities: Common Stock, $0.001 par value of the Issuer


         (e)     CUSIP Number:  917285 10 8


ITEM 3.

         This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).


ITEM 4.    OWNERSHIP

         As of December 31, 1996, Richard C. Davis, M.D. was the beneficial owner of 1,081,786 shares of the Issuer's Common Stock (the "Shares"). Dr. Davis held 1,012,619 of the Shares as trustee of the Richard C. Davis, Jr. Revocable Trust, dated February 23, 1993, as to which Dr. Davis has sole investment and voting power as trustee. Dr. Davis held 69,167 of the Shares by virtue of his right to exercise stock options pursuant to Rule 13d-3 as to which Dr. Davis has sole investment and voting power.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.


ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.





                               Page 3 of 4 Pages

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ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
           THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10.  CERTIFICATION

         Not applicable.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               DATED:   February 11, 1997
                                                                ---  -----




                                               By: /s/ Richard Davis
                                                  -----------------------------
                                                   Richard C. Davis, M.D.